Mail Stop 6010							July 18, 2005


Robert L. Bratzler, Ph.D.
Coley Pharmaceutical Group, Inc.
93 Worcester Street, Suite 101
Wellesley, MA 02481

Re:	Coley Pharmaceutical Group, Inc.
	Amendment No. 3 to
	Registration Statement on Form S-1
      Filed July 1, 2005
	File Number 333-124176

Dear Dr. Bratzler:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 28
1. We note your response to comment 4 and reissue the comment. Please provide the estimated amount, as opposed to the percentage of the proceeds, you expect to spend on drug development and clinical trials for Actilon and the estimated amount you expect to spend on the discovery and development of new TLR Therapeutics.

Results of Operations, page 40

Quarters Ended March 31, 2005 and 2004, page 40

Research and Development Expenses, page 40
2. Refer to your response to comment 5.  It does not appear that the
changes made address our comment. The table on page 40 still does not provide research and development expenses at the project level where available. Please disclose the expenditures by major research and development project for the periods in which you actually tracked
these expenses at that level.  Additionally, to the extent
possible,
please  modify the comparative results of operations table on page
42
for the year ended December 31, 2004 to include a similar discussion.

*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabitha Akins at (202) 551-3658 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Greenspan at (202) 551-3623,
Suzanne
Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-
3715
with any other questions.

      Sincerely,



      Jeffrey Riedler
      Assistant Director


cc:	Megan N. Gates, Esq.
	William T. Whelan, Esq.
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111


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Robert L. Bratzler, Ph.D.
Coley Pharmaceutical Group, Inc.
July 18, 2005
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